SOVOS BRANDS, INC.

168 Centennial Parkway, Suite 200

Louisville, CO 80027

August 8, 2022

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561
Attn: Evan Ewing

Re:	Sovos Brands, Inc.
Registration Statement on Form S-1 Filed on August 8, 2022

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 filed on August 8, 2022 (as amended, the “Registration Statement”), of Sovos Brands, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on August 10, 2022 or as soon as practicable thereafter.

Please call Alexander D. Lynch at (212) 310-8971, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Sovos Brands, Inc.

By:	/s/ James Potter
	Name:	James Potter
	Title:	Interim General Counsel